U.S. Securities and Exchange Commission
Washington, D.C. 20549

04021266

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PROCESSED
APR 01 2004
THOMSON FINANCIAL

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

FOR 3/29/04
Current Report on Form 8-K Series 2004-QS4
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107959
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 26th day of March 2004.

Residential Accredit Loans Inc.
(Registrant)

By:
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2004, that the information set forth in this statement is true and complete.

By:

(Name)

(Title)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Deal Size:	$315,789,479	Issue Date:	03/01/04
Pricing Speed:	100 PPC	Settlement Date:	03/30/04
Total Classes:	8	First Pay Date:	04/25/04
Deal File:	rali04qs43		

Class	Description	Class Size	Coupon	WAL (yrs)	TSY	TSY yld	Spread	Yield	Price	Mod Dur	First Pay	Last Pay	PAC Band
A1	SEQ	$150,000,000.00	4.35000	2.98999						2.675	04/04	08/12	N/A
A7	SEQ	$50,000,000.00	4.00000	2.98999						2.693	04/04	08/12	N/A
A5	SEQ / IO	$31,926,391.30	5.75000	2.98999						1.532	04/04	08/12	N/A
A6	FLT	$65,099,000.00	1.54900	2.98999						2.867	04/04	08/12	N/A
A4	INV/IO	$65,099,000.00	5.95100	2.98999						1.137	04/04	08/12	N/A
A2	SEQ	$34,901,000.00	5.75000	12.25736						8.435	08/12	12/33	N/A
B	subordinate	$15,789,479.00	5.75000	9.99712						7.226	04/04	12/33	N/A
PO	po	$0.00	0.0	0.00000						0.000	03/04	03/04	N/A

Floating Rate CMOs:

Class	Type	Index	Index Val	Formula	Cap	Floor	Leverage	Delay
A6	Floater	1moL	1.09300	0.45+1moL	7.50000	0.45000	1.	0
A4	Inverse	1moL	1.09300	7.05-1moL	7.05000	0.0	-1.	0

Collateral Assumptions:

Name	Oterm	WAM	AGE	Gross	Net	#Pools

PPC Curve: 10-20CPR over 12 months, then 20CPR thereafter

1 Pay A1, A7 and A6 *prorata*
2 Pay A2

A4 is notional with A6
A5 is notional with A7

Balance	Net	Gross	Orig	WAM	Age
$315,789,479.00	5.75	6.5	360	357	2

Financial Engineering Group
Greenwich Capital Markets

User:

Mı

RALI04QS4 A1

Bond Description					
Name:	RALI04QS4X A1	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$315,789,479.00	Settlement Date:	03/30/2004
Coupon:	4.350000 %	Net Coupon:	5.750000 %	Issue Date:	03/01/2004
Formula:	N/A	Gross Coupon:	6.500000 %	First Pay Date:	04/25/2004
Orig. Balance:	$150,000,000.00	Srvc Fee:	0.750000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	360 mos	Days Delay:	24
Factor date:	03/01/2004	Current WAM:	357 mos		
Current Cap:	N/A	Current Age:	2 mos		
Current Floor:	N/A	WAVG Loansize:	n/a		
Cur. Balance:	$150,000,000.00				

Curve type: Static

CMO Price -> Yield Sensitivity Table

	1*.5	1*.75	1*1	1*1.25	1*1.5	1*2			
Price	USR	USR	USR	USR	USR	USR	NULL	NULL	NULL
99-16	4.4341	4.4508	4.4685	4.4867	4.5052	4.5437			
99-20	4.4076	4.4143	4.4215	4.4288	4.4363	4.4519			
99-24	4.3811	4.3780	4.3746	4.3711	4.3676	4.3603			
99-28	4.3548	4.3416	4.3278	4.3135	4.2990	4.2689			
100-00	4.3284	4.3054	4.2811	4.2560	4.2305	4.1777			
100-04	4.3022	4.2693	4.2344	4.1987	4.1622	4.0867			
100-08	4.2760	4.2332	4.1879	4.1415	4.0941	3.9959			
100-12	4.2498	4.1972	4.1415	4.0844	4.0260	3.9053			
100-16	4.2237	4.1613	4.0952	4.0274	3.9582	3.8149			
WAL	5.79	3.98	2.99	2.38	1.97	1.46			
Mod. Dur	4.74	3.44	2.67	2.17	1.82	1.37			
Spread	145.7	199.8	236.5	258.4	272.0	284.9			
First Date	04/25/04	04/25/04	04/25/04	04/25/04	04/25/04	04/25/04			
Last Date	08/25/20	09/25/15	08/25/12	09/25/10	06/25/09	12/25/07			

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 03/24/2004	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	0.931	0.983	1.112	1.496	1.895	2.714	3.822	4.796
OnTR/Swp Spd	0.935	0.991	1.169	1.524/28	1.877/43	2.697/38	3.741/37	4.684/30
OnTR Price	99-24+	99-16+	100-12+	99-30+	101-01+	99-21+	102-03+	110-15+

1 Mo L	3Mo L	11Cof	Prime
1.090	1.110	1.811	4.000

15Mtg	30Mtg	FN5.0Apr	FN4.5Apr
4.705	5.442	100-26	98-11

CAP VOLS (years)					
1	2	3	5	10	30
39.900	51.610	48.500	39.510	27.960	20.710

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
26.920	27.300	18.790	13.670

Price-2-Call
No

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Model Version	Collateral Override	Term Override
Settings	0	0	0	0	0	0	0	0	0	0	0	50	DEFAULT	DEFAULT

Financial Engineering Group
Greenwich Capital Markets

User: lcinwac
March 25, 2004 10:30 AM

RALI04QS4 A7

Bond Description					
Name:	RALI04QS4X A7	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$315,789,479.00	Settlement Date:	03/30/2004
Coupon:	4.000000 %	Net Coupon:	5.750000 %	Issue Date:	03/01/2004
Formula:	N/A	Gross Coupon:	6.500000 %	First Pay Date:	04/25/2004
Orig. Balance:	$50,000,000.00	Srvc Fee:	0.750000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	360 mos	Days Delay:	24
Factor date:	03/01/2004	Current WAM:	357 mos		
Current Cap:	N/A	Current Age:	2 mos		
Current Floor:	N/A	WAVG Loansize:	n/a		
Cur. Balance:	$50,000,000.00				

Curve type: Static

CMO Price -> Yield Sensitivity Table

	1*.5	1*.75	1*1	1*1.25	1*1.5	1*2			
Price	USR	USR	USR	USR	USR	USR	NULL	NULL	NULL
99-16	4.0821	4.1007	4.1204	4.1406	4.1612	4.2038			
99-20	4.0560	4.0647	4.0738	4.0831	4.0927	4.1125			
99-24	4.0300	4.0287	4.0273	4.0258	4.0243	4.0213			
99-28	4.0040	3.9928	3.9808	3.9686	3.9561	3.9303			
100-00	3.9781	3.9569	3.9345	3.9116	3.8881	3.8395			
100-04	3.9522	3.9212	3.8883	3.8546	3.8202	3.7490			
100-08	3.9264	3.8855	3.8422	3.7978	3.7525	3.6586			
100-12	3.9006	3.8499	3.7962	3.7411	3.6849	3.5685			
100-16	3.8749	3.8144	3.7503	3.6845	3.6174	3.4785			
WAL	5.79	3.98	2.99	2.38	1.97	1.46			
Mod. Dur	4.81	3.48	2.69	2.19	1.83	1.37			
Spread	110.6	165.0	201.8	223.9	237.8	251.1			
First Date	04/25/04	04/25/04	04/25/04	04/25/04	04/25/04	04/25/04			
Last Date	08/25/20	09/25/15	08/25/12	09/25/10	06/25/09	12/25/07			

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 03/24/2004	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	0.931	0.983	1.112	1.496	1.895	2.714	3.822	4.796
OnTR/Swp Spd	0.935	0.991	1.169	1.524/28	1.877/43	2.697/38	3.741/37	4.684/30
OnTR Price	99-24+	99-16+	100-12+	99-30+	101-01+	99-21+	102-03+	110-15+

1 Mo L	3Mo L	11Cof	Prime
1.090	1.110	1.811	4.000

15Mtg	30Mtg	FN5.0Apr	FN4.5Apr
4.705	5.442	100-26	98-11

CAP VOLS (years)					
1	2	3	5	10	30
39.900	51.610	48.500	39.510	27.960	20.710

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
26.920	27.300	18.790	13.670

Price-2-Call
No

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Model Version	Collateral Override	Term Override
Settings	0	0	0	0	0	0	0	0	0	0	0	50	DEFAULT	DEFAULT